PROMISSORY NOTE


New York, New York
June 22, 2001


$106,000,000

       PROMISSORY NOTE, made as of June 22, 2001 (this "Note"), by PARKWAY 233 NORTH MICHIGAN, LLC, a Delaware limited liability company ("Maker"), having its principal office at c/o Parkway Properties, LP, One Jackson Place, 188 East Capitol Street, Suite 1000, Jackson, Mississippi 39201-2195, in favor of GERMAN AMERICAN CAPITAL CORPORATION, a Maryland corporation, or its assigns ("Payee"), having an office at 31 West 52nd Street, New York, New York 10019 the Principal Amount (as hereinafter defined), together with interest thereon from the date hereof at the Applicable Interest Rate (as hereinafter defined). All interest accruing hereunder shall be calculated on the basis of a 360-day year and a 30-day month.

       WHEREAS, on the date hereof, Payee is making a loan to Maker in the principal amount of One Hundred Six Million Dollars ($106,000,000) (the "Loan")

       WHEREAS, repayment of this Note is secured, in part, by that certain Indenture of Mortgage, Security Agreement, Financing Statement, Fixture Filing and Assignment of Leases, Rents and Security Deposits dated as of the date hereof (the "Mortgage"), made by Maker in favor of Payee;

       WHEREAS, Payee and Maker intend these Recitals to be a material part of this Note.

       NOW, THEREFORE, FOR VALUE RECEIVED, Maker promises to pay to the order of Payee the Principal Amount (as defined below), together with interest from the date hereof and other fees, expenses and charges as provided in this Note.

1.   Defined Terms.

      a.   The following terms shall have the meaning ascribed thereto:

Anticipated Repayment Date: Shall mean July 11, 2011.

Applicable Interest Rate: Shall mean (i) from the date hereof through and including the Anticipated Repayment Date, the Initial Interest Rate, and (ii) from the Anticipated Repayment Date through and including the Maturity Date, the Revised Interest Rate.

Business Day: Shall mean any day other than a Saturday or a Sunday or other day on which commercial banks in New York are authorized or required to close.

Closing Date: Shall mean June 22, 2001.

Default Rate: Shall mean the Applicable Interest Rate plus five percent (5%) per annum.

Event of Default: Shall have the meaning provided in Section 5.

Excess Interest: Shall have the meaning provided in Section 6.

Initial Interest Rate: Shall mean a rate of 7.2070% per annum.

Interest Accrual Period: Shall mean each period commencing on the eleventh (11th) day of a calendar month and ending on the tenth (10th) day of the following calendar month, provided that the first Interest Period shall commence on the Closing Date.

Lockout Period: Shall have the meaning provided in the Mortgage.

Maker: Shall have the meaning provided in the introductory paragraph hereof.

Mandatory Prepayment: Shall have the meaning provided in Section 4(b).

Maturity Date: Shall mean July 11, 2026.

Monthly Amount: Shall have the meaning provided in Section 2(b).

Mortgage: Shall have the meaning provided in the Recitals.

Note: Shall have the meaning provided in the Recitals.

Payee: Shall have the meaning provided in the introductory paragraph hereof.

Payment Date: Shall mean the eleventh (11th) day of each calendar month, and if such day is not a Business Day, then the Business Day immediately preceding such day, commencing (i) in the event the Closing Date is a date on or before the tenth (10th) day of a calendar month, in the first (1st) full calendar month after the Closing Date, or (ii) in the event the Closing Date is a date on or after the eleventh (11th) day of a calendar month then, in the second (2nd) full calendar month after the Closing Date, and, in either event, continuing to and including the Maturity Date.

Principal Amount: Shall mean One Hundred Six Million Dollars ($106,000,000), or the balance thereof as shall be outstanding from time to time.

Operating Account: Shall have the meaning provided in the Cash Collateral Agreement.

Revised Interest Rate: Shall mean 11.2070% per annum.

Treasury Rate: Shall mean, as of the Closing Date, the yield, calculated by linear interpolation (rounded to the nearest one-thousandth of one percent) of the yields of noncallable United States Treasury obligations with terms (one longer and one shorter) most nearly approximating the period from the Anticipated Repayment Date to the Maturity Date, as determined by Payee on the basis of Federal Reserve Statistical Release H.15 Selected Interest Rates under the heading U.S. Governmental Security/Treasury Constant Maturities or, if such publication is unavailable, such other recognized source of financial market information as shall be selected by Payee for the week prior to the Anticipated Repayment Date.

Yield Maintenance Premium: Shall mean an amount equal to the product of: (a) the positive difference (expressed as a percentage of the outstanding Principal Amount before any prepayment), if any, as of the date of determination between (i) the present value of all future scheduled payments of interest and principal, including the principal amount due on the Anticipated Repayment Date, to be made on this Note before the prepayment in question, discounted at an interest rate per annum equal to the Treasury Rate, and (ii) the outstanding Principal Amount immediately before such prepayment; and (b) the Principal Amount being prepaid.

b.   All capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Mortgage, unless otherwise expressly provided herein. All references to sections shall be deemed to be references to sections of this Note, unless otherwise indicated.

2.   Interest and Amortization.

a.   Prior to the Anticipated Repayment Date, interest shall accrue on the Principal Amount at the Initial Interest Rate and shall be payable monthly in arrears on each Payment Date until this Note is repaid in full. In the event that Maker does not prepay the Principal Amount on or before the Anticipated Repayment Date, then, from and after the Anticipated Repayment Date, interest shall accrue on the Principal Amount at the Revised Interest Rate.

b.   Throughout the term of this Note, monthly installments of interest shall be due and payable on each Payment Date as set forth on Exhibit A attached hereto. In addition to interest as aforesaid, commencing on August 11, 2001 and on each ensuing Payment Date thereafter and until the Maturity Date, Maker shall pay the principal payments due on each Payment Date as set forth on Exhibit A attached hereto, irrespective of whether or not any mandatory prepayments of principal have been made. The total amount with respect to interest or from and after August 11, 2001, interest and principal payable by Maker on each Payment Date as set forth on <u>Exhibit A</u> attached hereto is sometimes referred to herein as the "<u>Monthly Amount</u>".

    c.   From and after the Maturity Date and during the continuance of any Event of Default, interest shall accrue on the Principal Amount at the Default Rate.

    d.   Interest shall be calculated on the basis of a 360-day year and a 30-day month.

3.   <u>Payments</u>.

    a.   Unless an Event of Default shall have occurred and be continuing, principal and interest under this Note shall be payable as follows:

        i.   Interest accruing from the date hereof to and including August 11, 2001 shall be paid on the date hereof; and

        ii.   commencing on the first Payment Date and on each and every Payment Date thereafter until the Maturity Date, monthly installments of interest, and from and after August 11, 2001, principal and interest payable on this Note in an amount equal to the scheduled Monthly Amount.

    b.   From and after the Anticipated Repayment Date, Maker shall continue to make payments of the applicable Monthly Amount on each Payment Date. Interest accrued at the Revised Interest Rate and not paid pursuant to the preceding sentence or otherwise shall be deferred and added to the Principal Amount and shall earn interest at the Revised Interest Rate to the extent permitted by applicable law.

    c.   The entire Principal Amount of this Note, all unpaid accrued interest thereon and all other fees and sums payable hereunder or under the Loan Documents shall be due and payable in full on the Maturity Date.

    d.   If an Event of Default shall have occurred and be continuing, all amounts tendered by Maker or otherwise available for repayment of the Loan shall be applied in the following order of priority:

        i.   to accrued and unpaid interest on this Note at the Applicable Rate;

        ii.   to the prepayment of the Principal Amount until the Principal Amount has been repaid in full;

       iii.   to any prepayment premium or fee on this Note;

       iv.   to any default interest in excess of the interest paid in accordance with <u>Section 3(d)(i)</u> above; and

       v.   to any other amounts payable under the Mortgage or any of the other Loan Documents.

    e.   Amounts due on this Note shall be payable, without any counterclaim, setoff or deduction whatsoever, at the office of Payee or its agent or designee at the address set forth on the first page of this Note or at such other place as Payee or its agent or designee may from time to time designate in writing.

    f.   All amounts due under this Note, including, without limitation, interest and the Principal Amount, shall be due and payable in lawful money of the United States.

4.   <u>Defeasance and Prepayments</u>.

    a.   Notwithstanding anything to the contrary contained in this Note, Maker shall not have the right to prepay, in whole or in part, the Principal Amount due hereunder at any time. From and after the Lockout Period, Maker shall have the right to defease the Loan pursuant to the provisions of <u>Section 42</u> of the Mortgage.

    b.   Pursuant to <u>Section 6</u> of the Mortgage, following certain events of casualty or condemnation, Maker shall repay the Principal Amount (a "<u>Mandatory Prepayment</u>") to the extent the applicable insurance or condemnation proceeds are not applied to restoration of the Mortgaged Property, which amount shall be applied to the repayment of the Principal Amount in the manner set forth in <u>Section 3(d)</u> hereof on the Payment Date next succeeding the date on which such amounts are received by the Maker or Payee, as the case may be (excluding excess insurance proceeds remaining after restoration of the Mortgaged Property by Maker, which amounts shall be transferred to the Operating Account pursuant to the terms of the Cash Collateral Agreement). Any Mandatory Prepayment made pursuant to the foregoing shall, to the extent such amounts are received by Maker, be made upon at least ten (10) Business Days' prior written notice to Payee and with payment in full of the Monthly Amount due on the Payment Date on which the Mandatory Prepayment will be made and be deposited in the Operating Account no later than one (1) Business Day prior to the Payment Date on which such Mandatory Prepayment is to be made, except in the case of a Mandatory Prepayment in full, in which case the deposit may be made on the Payment Date on which such Mandatory Prepayment in full is made. It is acknowledged and agreed that, provided no Event of Default shall have occurred and then be continuing, no Yield Maintenance Premium or other premium or penalty shall be payable in connection with the application to the Indebtedness pursuant to this Note or the Mortgage or any other Loan Documents of any Proceeds received in connection with a casualty or Taking affecting the Mortgaged Property.

c.   Upon acceleration of this Note in accordance with its terms and the terms of the Loan Documents, Maker agrees to pay the Yield Maintenance Premium in the amount that would be due if a payment were made on the date of such acceleration. A tender of payment of the amount necessary to pay and satisfy the entire unpaid principal balance of this Note or any portion thereof at any time after an Event of Default under the Mortgage and an acceleration by Payee of the indebtedness evidenced hereby, whether such payment is tendered voluntarily, during or after foreclosure of the Mortgage, or pursuant to realization upon other security, shall constitute a purposeful evasion of the prepayment terms of this Note, shall be deemed to be a voluntary prepayment hereof, and Maker shall be required to pay the Yield Maintenance Premium as described above.

d.   In the event that any partial Mandatory Prepayment of principal occurs either before or after the Anticipated Repayment Date or "Excess Cash Flow" (as defined in the Cash Collateral Agreement) is applied to the prepayment of principal after the Anticipated Repayment Date, the Payment Dates shall remain the same and Payee shall recalculate the amount of subsequent Monthly Amounts and adjust the amortization schedule of such payments of the Monthly Amount attached hereto as Exhibit A to reflect the reduction of the Principal Amount. Any Principal Amount prepaid pursuant to this Section 4 may not be reborrowed hereunder.

5.   Events Defaults and Remedies.

a.   Events of Default. The following shall each constitute an "Event of Default" under this Note:

i.   the failure by Maker to pay an amount, including without limitation, any interest or principal payment, due under this Note on the date such amount is first due and payable pursuant to the terms of this Note; and

ii.   the occurrence of any "Event of Default" under any other Loan Document.

b.   <u>Acceleration and Default Interest</u>. Upon the occurrence and during the continuation of any Event of Default, Payee, at its option and without notice to Maker, may (i) declare immediately due and payable the entire Principal Amount, together with interest thereon and all other sums due by Maker under the Loan Documents, or (ii) collect interest on the Principal Amount at the Default Rate whether or not Payee elects to accelerate this Note. The foregoing provisions shall not be construed as a waiver by Payee of its right to pursue any other remedies available to it under the Mortgage or any other Loan Document. Any payment hereunder may be enforced and recovered in whole or in part at such time by one or more of the remedies provided to Payee in this Note or in the Loan Documents.

c.   <u>Late Charge</u>. If Maker defaults in the payment of any Monthly Amount on any Payment Date, other than a payment due on the Maturity Date, then Maker shall pay to Payee a late payment charge in an amount equal to five percent (5%) of the amount of the installment not paid as aforesaid. Any such late payment charge shall be secured by the Mortgage and the other Loan Documents, shall be payable without notice or demand by Payee, and is independent of and has no effect upon other rights of Payee under this <u>Section 5</u>.

d.   <u>Costs of Collection</u>. In the event that after an Event of Default: (i) this Note or any of the Loan Documents is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; (ii) an attorney is retained to represent Payee in any bankruptcy, reorganization, receivership, or other proceedings affecting creditors' rights and involving a claim under this Note or any of the Loan Documents; or (iii) an attorney is retained to protect or enforce the lien or any of the terms of the Mortgage or any of the Loan Documents; then Maker shall pay to Payee (x) all reasonable attorney's fees, costs and expenses incurred in connection therewith, including costs of appeal with interest at the Default Rate from the date incurred to the date paid and (y) interest on the amount of any judgment obtained by Payee at the legal rate as determined by the court issuing such judgement.

e.   <u>Waiver</u>. Except as otherwise expressly provided in the Loan Documents, Maker and all endorsers, sureties and guarantors hereby jointly and severally waive all applicable exemption rights, valuation and appraisement, presentment for payment, demand, notice of demand, notice of nonpayment or dishonor, protest and notice of protest of this Note, and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note. Maker and all endorsers, sureties and guarantors consent to any and all extensions of time, renewals, waivers or modifications that may be granted by Payee with respect to the payment or other provisions of this Note and to the release of the collateral or any part thereof, with or without substitution, and agree that additional makers, endorsers, guarantors or sureties may become parties hereto without notice to them or affecting their liability hereunder.

f.   <u>No Waiver</u>. The rights and remedies provided in this Note and the other Loan Documents are cumulative and may be exercised independently or concurrently, and are not exclusive of any other right or remedy provided at law or in equity. No failure to exercise or delay by Payee in exercising any right or remedy under this Note or under any other Loan Document shall impair or prohibit the exercise of any such rights or remedies in the future or be deemed to constitute a waiver or limitation of any such right or remedy or acquiescence therein. Every right and remedy granted to Payee under this Note, any other Loan Document or by law or in equity may be exercised by Payee at any time and from time to time, and as often as Payee may deem it expedient.

6.   <u>Excess Interest</u>. It being the intention of Payee and Maker to comply with the laws of the State of New York with regard to the rate of interest charged hereunder, it is agreed that, notwithstanding any provision to the contrary in this Note or any other Loan Document, no such provision, including, without limitation, any provision of this Note providing for the payment of interest or other charges, shall require the payment or permit the collection of any amount ("<u>Excess Interest</u>") in excess of the maximum amount of interest permitted by law to be charged for the use or detention, or the forbearance in the collection, of all or any portion of the indebtedness evidenced by this Note. If any Excess Interest is provided for, or is adjudicated to be provided for, in this Note or any other Loan Documents, then in such event:

a.   the provisions of this <u>Section 6</u> shall govern;

b.   Maker shall not be obligated to pay any Excess Interest;

c.   any Excess Interest that Payee may have received hereunder shall, at the option of Payee, be promptly (i) applied as a credit against the unpaid principal balance then due under this Note, the accrued and unpaid interest thereon not to exceed the maximum amount permitted by law, or both, (ii) refunded to the payor thereof or (iii) any combination of the foregoing;

d.   the applicable interest rate or rates provided for herein shall be automatically subject to reduction to the maximum lawful rate allowed to be contracted for in writing under the applicable usury laws of the State of New York, and this Note and the other Loan Documents shall be deemed to have been, and shall be, reformed and modified to reflect such reduction in such interest rate or rates; and

e.   Maker shall not have any action or remedy against Payee for any damages whatsoever or any defense to enforcement of this Note or any other Loan Document arising out of the payment or collection of any Excess Interest.

7.   Miscellaneous.

a.   Non-Recourse. Recourse to Maker and the other Exculpated Parties with respect to any claims arising under or in connection with this Note shall be limited to the extent provided in Section 31 of the Mortgage and the terms, covenants and conditions of Section 31 of the Mortgage are hereby incorporated by reference as if fully set forth in this Note.

b.   Expenses. Maker shall pay to Payee and/or, at Payee's direction, to Payee's counsel, on demand, from time to time, all costs and expenses, including, without limitation, reasonable attorneys' fees and disbursements, of, or incidental to, this Note or in any way relating to the enforcement, protection or preservation of the rights or remedies of Payee under this Note or any other Loan Document.

c.   Note Secured. This Note and all obligations of Maker hereunder are secured by the Mortgage and the other Loan Documents.

d.   Payments. To the extent that Maker makes a payment or Payee receives any payment or proceeds for Maker's benefit, which are subsequently invalidated, declared to be fraudulent or preferential, set aside or required to be repaid to a trustee, debtor in possession, receiver, custodian or any other party under any bankruptcy law, common law or equitable cause, then, to such extent, the obligations of Maker hereunder intended to be satisfied shall be revived and continue as if such payment or proceeds had not been received by Payee.

e.   Further Assurances and Note Severance. Maker shall execute and acknowledge (or cause to be executed and acknowledged) and deliver to Payee all documents, and take all actions, reasonably required by Payee from time to time to confirm the rights created or now or hereafter intended to be created under this Note and the other Loan Documents and any security interest created or purported to be created thereunder, to protect and further the validity, priority and enforceability of this Note and the other Loan Documents, to subject to the Loan Documents any property of Maker intended by the terms of any one or more of the Loan Documents to be encumbered by the Loan Documents, or otherwise carry out the purposes of the Loan Documents and the transactions contemplated thereunder. Maker agrees that it shall, upon request, reasonably cooperate with Payee in connection with any request by Payee to sever this Note into two (2) or more separate substitute notes in an aggregate principal amount equal to the Principal Amount, including, without limitation, by executing and delivering to Payee new substitute notes to replace this Note, amendments to or replacements of existing Loan Documents to reflect such severance and/or Opinions of Counsel with respect to such substitute notes, amendments and/or replacements, provided that Maker shall bear no costs or expenses in connection therewith (other than nominal costs and expenses). Any such substitute notes may have varying principal amounts and economic terms, provided, however, that (i) the anticipated repayment date of any such substitute note shall be the same as the Anticipated Repayment Date under this Note immediately prior to the issuance of such substitute notes, and (ii) the economics of the Loan, taken as a whole, shall not change in a manner which is adverse to Maker. No such further action, assurances and confirmations shall increase Maker's obligations or reduce Maker's rights under this Note or any other Loan Document.

f.   <u>Notices</u>. Any notice, election, request or demand which by any provision of this Note is required or permitted to be given or served hereunder shall be given or served in the manner required for the delivery of notices pursuant to the Mortgage.

g.   <u>Entire Agreement</u>. This Note constitutes the entire and final agreement between Maker and Payee with respect to the subject matter hereof and may only be changed, amended, modified or waived by an instrument in writing signed by Maker and Payee.

h.   <u>No Waiver</u>. No waiver of any term or condition of this Note, whether by delay, omission or otherwise, shall be effective unless in writing and signed by the party sought to be charged, and then such waiver shall be effective only in the specific instance and for the purpose for which given. Except as otherwise provided in the Loan Documents, no notice to, or demand on, Maker shall entitle Maker to any other or future notice or demand in the same, similar or other circumstances.

i.   <u>Successors and Assigns</u>. This Note shall be binding upon and inure to the benefit of Maker and Payee and their respective successors and permitted assigns. Upon any endorsement, assignment, or other transfer of this Note by Payee or by operation of law, the term "Payee," as used herein, shall mean such endorsee, assignee, or other transferee or successor to Payee then becoming the holder of this Note. The term "Maker" as used herein shall include the respective successors and assigns, legal and personal representatives, executors, administrators, devisees, legatees and heirs of Maker, if any.

j.   Captions. All paragraph, section, exhibit and schedule headings and captions herein are used for reference only and in no way limit or describe the scope or intent of, or in any way affect, this Note.

k.   Counterparts. This Note may be executed in counterparts, each of which shall be an original and all of which, when taken together, shall constitute one binding Note.

l.   Severability. The provisions of this Note are severable, and if any one clause or provision hereof shall be held invalid or unenforceable in whole or in part, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, and not any other clause or provision of this Note.

m.   GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CHOICE OF LAW RULES. EACH OF PAYEE AND MAKER AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS NOTE OR ANY OTHER LOAN DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR ANY FEDERAL COURT SITTING THEREIN AND EACH OF PAYEE AND MAKER CONSENTS TO THE NONEXCLUSIVE JURISDICTION OF SUCH COURT AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON IT IN THE MANNER AND AT THE ADDRESS SPECIFIED FOR NOTICES IN THE MORTGAGE. EACH OF PAYEE AND MAKER HEREBY WAIVES ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

n.   JURY TRIAL WAIVER. EACH OF PAYEE AND MAKER AND ALL PERSONS CLAIMING BY, THROUGH OR UNDER EITHER OF THEM, HEREBY EXPRESSLY, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (I) ARISING UNDER THIS NOTE, INCLUDING, WITHOUT LIMITATION, ANY PRESENT OR FUTURE MODIFICATION THEREOF OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS NOTE (AS NOW OR HEREAFTER MODIFIED) OR ANY OTHER

INSTRUMENT, DOCUMENT OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION IS NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE; AND EACH OF PAYEE AND MAKER HEREBY AGREES AND CONSENTS THAT AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION MAY BE FILED WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT HERETO TO THE WAIVER OF ANY RIGHT TO TRIAL BY JURY. PAYEE AND MAKER EACH ACKNOWLEDGES THAT IT HAS CONSULTED WITH LEGAL COUNSEL REGARDING THE MEANING OF THIS WAIVER AND ACKNOWLEDGES THAT THIS WAIVER IS AN ESSENTIAL INDUCEMENT FOR THE MAKING OF THE LOAN. THIS WAIVER SHALL SURVIVE THE REPAYMENT OF THE LOAN.

o.   Counterclaims and other Actions. To the fullest extent permitted by law, Maker hereby expressly and unconditionally waives, in connection with any suit, action or proceeding brought by Payee on this Note, any and every right it may have to (i) interpose any counterclaim therein (other than a counterclaim which can only be asserted in the suit, action or proceeding brought by Payee on this Note and cannot be maintained in a separate action) and (ii) have any such suit, action or proceeding consolidated with any other or separate suit, action or proceeding.

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IN WITNESS WHEREOF, Maker has caused this Note to be executed and delivered as of the day and year first above written.

PARKWAY 233 NORTH MICHIGAN, LLC,
a Delaware limited liability company

By: Parkway 233 North Michigan Manager, Inc., a Delaware corporation, its managing member

By: _____
            Name:
        Title:

By: _____
    Name:
    Title:

EXHIBIT A

MONTHLY AMOUNTS